UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2014

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2014

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31, 2014 $	Three Months Ended March 31, 2013 $
REVENUES
Time charter revenues (note 9a)	21,482	24,178
Net pool revenues (note 9a)	30,163	16,098
Voyage charter revenues	996	1,850
Interest income from investment in term loans (note 3)	9,118	2,827

Total revenues	61,759	44,953

OPERATING EXPENSES
Voyage expenses (note 9a)	1,439	2,913
Vessel operating expenses (note 9a)	22,794	23,054
Time-charter hire expenses	1,052	1,986
Depreciation and amortization	12,502	11,864
General and administrative (note 9a)	3,192	3,561
Loss on sale of vessel	–	71

Total operating expenses	40,979	43,449

Income from operations	20,780	1,504

OTHER ITEMS
Interest expense	(2,347)	(2,511)
Interest income	138	4
Realized and unrealized gain (loss) on derivative instruments (note 6)	1,644	(766)
Equity income (loss) (note 4)	2,594	(1)
Other income (expenses) (note 4b)	3,623	(183)

Total other items	5,652	(3,457)

Net income (loss)	26,432	(1,953)

Per common share amounts (note 10)
– Basic earnings (loss) attributable to stockholders of Teekay Tankers	0.32	(0.02)
– Diluted earnings (loss) attributable to stockholders of Teekay Tankers	0.31	(0.02)
– Cash dividends declared	0.03	0.03

Weighted-average number of Class A and Class B common shares outstanding (note 10)
– Basic	83,617,408	83,591,030
– Diluted	83,973,172	83,591,030

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2014 $	As at December 31, 2013 $
ASSETS
Current
Cash and cash equivalents	27,138	25,646
Pool receivable from affiliates, net (note 9b)	13,025	10,765
Accounts receivable	5,031	4,247
Vessels held for sale (note 3)	144,000	–
Due from affiliates (note 9b)	25,890	27,991
Prepaid expenses	14,894	10,361
Investment in term loans (note 3)	–	136,061

Total current assets	229,978	215,071

Vessels and equipment
At cost, less accumulated depreciation of $263.9 million (2013 – $251.4 million)	848,988	859,308
Loan to equity accounted investment (note 4)	8,680	9,830
Equity accounted investments (note 4)	35,960	8,366
Derivative instruments (note 6)	5,857	–
Other non-current assets	4,758	4,954

Total assets	1,134,221	1,097,529

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	3,492	2,251
Accrued liabilities	16,709	21,069
Current portion of long-term debt (note 5)	20,367	25,246
Current portion of derivative instruments (note 6)	6,377	7,344
Deferred revenue	423	2,961
Due to affiliates (note 9b)	8,377	11,323

Total current liabilities	55,745	70,194

Long-term debt (note 5)	745,174	719,388
Derivative instruments (note 6)	17,238	17,924
Other long-term liabilities	5,405	5,351

Total liabilities	823,562	812,857

Commitments and contingencies (note 4, 5 and 6)

Stockholders’ Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.2 million Class A and 12.5 million Class B shares issued and outstanding as of March 31, 2014 and 71.1 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2013) (note 8)	674,013	673,217
Accumulated deficit	(363,354)	(388,545)

Total stockholders’ equity	310,659	284,672

Total liabilities and stockholders’ equity	1,134,221	1,097,529

The accompanying notes are an integral part of the unaudited financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	26,432	(1,953)
Non-cash items:
Depreciation and amortization	12,502	11,864
Unrealized gain on derivative instruments	(4,091)	(1,631)
Equity (income) loss	(2,594)	1
Other	(2,427)	437
Change in operating assets and liabilities	(23,143)	(7,669)
Expenditures for dry docking	(1,817)	(2,035)

Net operating cash flow	4,862	(986)

FINANCING ACTIVITIES
Proceeds from long-term debt	30,998	1,091
Repayments of long-term debt	(5,091)	(5,092)
Prepayment of long-term debt	(5,000)	–
Equity contribution from Teekay Corporation (note 9c)	1,267	–
Cash dividends paid	(2,508)	(2,507)

Net financing cash flow	19,666	(6,508)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	–	9,119
Expenditures for vessels and equipment	(365)	(675)
Investment in equity accounted investments	(25,000)	(245)
Loan repayments from equity accounted investment	1,150	–
Term loan advance recoveries	1,179	–

Net investing cash flow	(23,036)	8,199

Increase in cash and cash equivalents	1,492	705
Cash and cash equivalents, beginning of the period	25,646	26,341

Cash and cash equivalents, end of the period	27,138	27,046

Supplemental cash flow information (note 3)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares	Class A	Class B	Accumulated Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2013	83,591	673,092	125	(388,545)	284,672

Net income	–	–	–	26,432	26,432
Equity contribution from Teekay Corporation (note 9c)	–	–	–	1,267	1,267
Dividends declared	–	–	–	(2,508)	(2,508)
Shares issued as compensation (note 8)	85	70	–	–	70
Equity-based compensation (note 8)	–	726	–	–	726

Balance as at March 31, 2014	83,676	673,888	125	(363,354)	310,659

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2013. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements Not Yet Adopted

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (1) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (2) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. This ASU is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur subsequent to ASU 2014-08 being adopted.

3.	Investment in Term Loans

In July 2010, the Company invested in two term loans for a total cost of $115.6 million (or the Loans) which were scheduled to mature in July 2013. The Loans were secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The Loans had an annual interest rate of 9% per annum and included a repayment premium feature that was to provide a total investment yield of approximately 10% per annum. The borrowers under the Loans have been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013.

On March 21, 2014, the Company took ownership of the VLCCs, which were collateral for all amounts owing under the Loans, and the Loans were concurrently discharged. The VLCCs had an estimated fair value of $144 million on that date, which approximated all the amounts owing under the Loans. During the first quarter of 2014, second-hand vessel values for VLCCs increased and, as a result, the Company recognized $9.1 million of interest income owing under the Loans in the first quarter of 2014. This amount included $5.9 million of unrecorded interest from prior periods and an additional $3.2 million of interest accrued in the first quarter of 2014. The transfer of ownership of the VLCCs and concurrent discharging of the Loans has been treated as a non-cash transaction in the Company’s statement of cash flows.

The VLCCs are classified as held for sale as of March 31, 2014. In May 2014, the Company sold the VLCCs to Tanker Investments Ltd. (or TIL) (see note 12a).

4.	Equity Accounted Investments

a.	The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong). The Company has a 50% economic interest in the High-Q Investments Ltd. joint venture (or High-Q), which is jointly controlled by the Company and Wah Kwong. A VLCC, the Hong Kong Spirit, owned by the joint venture was delivered on June 14, 2013 and commenced its five-year time-charter-out contract shortly thereafter, under which it earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

In recent years, the Company advanced $8.7 million to the High-Q joint venture in the form of a non-interest bearing and unsecured loan. In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. The loan is secured by a first-priority mortgage on the VLCC and 50% of the outstanding loan balance is guaranteed by the Company and had an outstanding balance of $64.3 million (December 31, 2013 – $64.7 million). In June 2013, the joint venture entered into an interest rate swap agreement with a notional amount of $68.6 million that expires in June 2018. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.	In January 2014, the Company and Teekay Corporation (Teekay) formed TIL, which will seek to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. The Company purchased 2.5 million shares of common stock for $25.0 million, representing a 10% initial interest in TIL, as a part of a $250 million equity private placement by TIL. In addition, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL (see note 6). The stock purchase warrant, which had a value of $3.4 million on issuance, was received in exchange for the Company’s involvement in the formation of TIL and such amount is reflected in other income (expenses) in the Company’s consolidated statements of income (loss). The Company also received one preferred share, which entitles the Company to elect one Board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. TIL is accounted for using the equity method.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. As of March 31, 2014, the Company’s ownership interest in TIL was 6.51%. The issuance of shares by an equity accounted investee is accounted by the Company as if the Company had sold a proportionate share of its investment, and the resulting gain or loss is recognized in equity income (loss) in the Company’s consolidated statements of income (loss). The Company recognized a $2.1 million gain from the share issuance completed as part of TIL’s initial public offering in March 2014.

As of March 31, 2014, a portion of the net proceeds from the equity issuances by TIL was used to acquire four modern Suezmax crude oil tankers from Teekay and five modern Aframax tankers from third parties. In addition, in May 2014, TIL acquired two VLCC vessels from the Company (see note 12a) and agreed to acquire two coated Aframax tankers from a third party. The remaining proceeds will be used to acquire additional tankers and for general corporate purposes.

5.	Long-Term Debt

	March 31, 2014	December 31, 2013
	$	$
Revolving Credit Facilities due through 2018	605,593	580,593
Term Loans due through 2021	159,948	164,041

	765,541	744,634
Less current portion	(20,367)	(25,246)

Total	745,174	719,388

As at March 31, 2014, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $727.9 million, of which $122.3 million was undrawn (December 31, 2013 – $728.8 million, of which $148.2 million was undrawn). Interest payments are based on LIBOR plus margins, which, at March 31, 2014, ranged between 0.45% and 0.60% (December 31, 2013: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $93.1 million (remainder of 2014), $120.9 million (2015), $89.1 million (2016), $395.9 million (2017), $28.9 million (2018). As at March 31, 2014, the Revolvers were collateralized by 21 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at March 31, 2014, this ratio was 131%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. Two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at March 31, 2014, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at March 31, 2014, the Company had three term loans outstanding, which totaled $159.9 million (December 31, 2013 – $164 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At March 31, 2014, the margins ranged from 0.30% to 1.0% (December 31, 2013 – 0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 120% of the total outstanding balance for the facility period. As at March 31, 2014, the loan-to-value ratios ranged from 169% to 480%. The vessel values used in these ratios are appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratios. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at March 31, 2014, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement and one revolving credit facility. Under these arrangements, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement among its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of March 31, 2014, the term loan arrangement had an outstanding balance of $200.3 million, of which $97.9 million was the Company’s share. As of March 31, 2014, the revolving credit facility had an outstanding balance of $81.5 million, of which $35 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors.

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2014, was 1.09% (December 31, 2013 – 1.1%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 6).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to March 31, 2014 are $15.3 million (remaining 2014), $113.4 million (2015), $108.1 million (2016), $415.3 million (2017) and $53.1 million (2018) and $60.3 million (thereafter).

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gain (loss) on non-designated derivative instruments in the consolidated statements of income (loss). During the three months ended March 31, 2014, the Company recognized a realized loss of $2.5 million and a $1.7 million unrealized gain relating to its interest rate swaps. During the three months ended March 31, 2013, the Company recognized realized loss of $2.4 million and unrealized gain of $1.6 million relating to its interest rate swaps.

The following summarizes the Company’s interest rate swap positions as at March 31, 2014:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	200,000	(8,739)	2.5	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	100,000	(14,876)	3.5	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of March 31, 2014, ranged from 0.3% to 1.0%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. In order to minimize risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

In addition, the Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As of March 31, 2014, the fair value of the stock purchase warrant was $5.9 million, which is reflected in derivative assets on the Company’s consolidated balance sheet. The Company recognized an unrealized gain of $2.4 million in the quarter ended March 31, 2014, relating to the increase in value of the warrant from the day of issuance until March 31, 2014. The unrealized gain is reflected in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statement of income (loss).

7.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2013.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		March 31, 2014		December 31, 2013
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents	Level 1	27,138	27,138	25,646	25,646
Derivative instruments
Interest rate swap agreements	Level 2	(23,615)	(23,615)	(25,268)	(25,268)
Stock purchase warrant	Level 3	5,857	5,857	–	–
Other:
Investment in term loans and interest receivable (note 3)	Level 3	–	–	136,061	134,857
Loan to joint venture	Note (1)	8,680	Note (1)	9,830	Note (1)
Long-term debt, including current portion	Level 2	(765,541)	(709,162)	(744,634)	(679,910)

(1)	The Company’s loan to the High-Q joint venture, together with the Company’s equity investment in the joint venture, are included in the carrying value of the Company’s interest in entity accounted investments in these consolidated financial statements. The fair value of the individual components of such aggregate interest as at March 31, 2014 and December 31, 2013 was not determinable.

Changes in fair value during the three months ended March 31, 2014 and 2013 for the Company’s derivative instrument, a TIL stock purchase warrant, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2014	2013
	$	$
Fair value at the beginning of the period	–	–
Fair value on issuance	3,420	–
Unrealized gain included in earnings	2,437	–

Fair value at the end of the period	5,857	–

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL at a fixed price of $10 per share (see note 6). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of March 31, 2014 is based on the historical volatility of comparable companies of 65.1%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade		March 31, 2014 $	December 31, 2013 $
Loan to joint venture	Other internal metrics	Performing		8,680	9,830
Investment in term loans and interest receivable	Collateral	Non-performing	(1)	–	136,061

				8,680	145,891

(1)	The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the vessels held as collateral in satisfaction of the term loans and accrued interest (see note 3).

8.	Capital Stock and Stock-Based Compensation

The authorized capital stock of the Company at March 31, 2014 and December 31, 2013 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The share of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of March 31, 2014, the Company had 71.2 million Class A shares and 12.5 million Class B shares issued and outstanding (71.1 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2013). As at March 31, 2014, the Company had no shares of preferred stock issued.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In March 2014, 17,073 Class A common shares, with an aggregate value of $0.1 million, were granted to the Company’s non-management directors as part of their annual compensation for 2014. These Class A common shares were issued from the 1,000,000 shares of Class A common stock reserved under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors.

The Company grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay’s subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income (loss).

During March 2014, the Company granted 152,346 stock options with an exercise price of $4.10 per share to non-management directors and 208,539 restricted stock units with a grant date fair value of $0.9 million to a non-management director and to certain employees of Teekay’s subsidiaries that provide services to the Company. Each stock option has a ten year term and vests immediately. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

The weighted-average grant-date fair value of stock options granted was $1.37 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 47.7%; expected life of five years; dividend yield of 2.9%; and risk-free interest rate of 1.6%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

During the three months ended March 31, 2014, the Company recorded expenses of $0.2 million related to stock options and $0.5 million related to the restricted stock units. During the three months ended March 31, 2014, 122,146 restricted stock units with a market value of $0.6 million vested and that amount was paid to the grantees by issuing 68,322 shares of Class A common stock, net of withholding taxes.

9.	Related Party Transactions

a.	The Company charters two vessels to Teekay. In addition, Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Agreements” in our Annual Report on Form 20-F for the year ended December 31, 2013. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended
	March 31, 2014	March 31, 2013
	$	$
Time-charter revenues (i)	3,631	3,631
Pool management fees and commissions (ii)	1,218	1,030
Commercial management fees (iii)	253	306
Vessel operating expenses – crew training	350	398
Vessel operating expenses – technical management fee (iv)	1,398	1,447
Strategic and administrative service fees	2,686	2,729

(i)	The Company chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expire in October of 2014.
(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income (loss).
(iii)	The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of income (loss).
(iv)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses.

b.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $5.5 million and $5.8 million were payable to the Manager as at March 31, 2014 and December 31, 2013, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in due to affiliates on the consolidated balance sheets. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $20.3 million and $20.3 million as at March 31, 2014 and December 31, 2013, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

c.	In April 2010, when the Company purchased the Kaveri Spirit from Teekay, Teekay provided an indemnification to the Company for the costs required to repair heating coils on the Suezmax tanker. During the first quarter of 2014, the repairs were performed to coincide with the scheduled drydocking of the tanker. The Company received $1.3 million as indemnification from Teekay, which was treated as a reduction to the purchase price originally paid by the Company for the Suezmax tanker.

10.	Income (Loss) Per Share

Basic income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. The components of basic and diluted income (loss) per share are as follows:

	Three Months Ended
	March 31, 2014	March 31, 2013
	$	$
Net income (loss)	26,432	(1,953)

Weighted average number of common shares – basic	83,617,408	83,591,030

Dilutive effect of stock-based awards	355,764	–
Weighted average number of common shares – diluted	83,973,172	83,591,030

Net income (loss) per common share:
– Basic	0.32	(0.02)
– Diluted	0.31	(0.02)

11.	Shipbuilding Contracts

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, the Company exercised its options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and informed the Company that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, the Company terminated the newbuilding agreements and in February 2014, the Company terminated the option agreements. In February 2014, the Company commenced a legal action against STX for damages.

12.	Subsequent Events

a.	In May 2014, the Company sold to TIL two single-ship wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing.

b.	In April 2014, the Company and Teekay agreed for the Company to purchase from Teekay a 50% interest in its conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, which generate fee income from commercially managing a fleet of approximately 82 vessels and technically managing a feet of approximately 42 vessels, including vessels owned by the Company. The agreed purchase price for this acquisition is approximately $15.6 million, to be payable in Class B common shares of the Company at a price of $3.70 per share. The transaction is expected to be completed early in the third quarter of 2014.

TEEKAY TANKERS LTD.

MARCH 31, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 –	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2013.

General

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As of May 1, 2014, a total of 13 of our vessels operated under fixed-rate time-charter out contracts, 2 of our vessels operated in the spot market and 15 of our vessels and one chartered-in vessel operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at May 1, 2014, our fleet was comprised of the following vessels:

	Owned Vessels	Chartered-in Vessels (8)	Total
Fixed-rate:
Suezmax Tankers	2	–	2
Aframax Tankers	9	–	9
MR Product Tankers(1)	1	–	1
VLCC Tankers(2)	1	–	1
Total Fixed-Rate Fleet(3)	13	–	13
Spot-rate:
Suezmax Tankers	8	–	8
Aframax Tankers(4)	2	1	3
LR2 Product Tankers(5)	3	–	3
MR Product Tankers	2	–	2
VLCC Tankers(6)	2	–	2
Total Spot Fleet(7)	17	1	18
Total Teekay Tankers Fleet	30	1	31

1.	Medium Range (MR) product tankers.
2.	We own a Very Large Crude Carrier (VLCC) through a 50/50 joint venture.
3.	Five time-charter out contracts are scheduled to expire in 2014, four in 2015, three in 2016, none in 2017 and one in 2018.
4.	The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending January 2015, with options to extend up to an additional 24 months.
5.	Long Range 2 (LR2) product tankers.
6.	The two VLCC tankers were classified as held for sale as of March 31, 2014 and were subsequently sold on May 9, 2014.
7.	As at May 1, 2014, the four vessel class pooling arrangements in which we participate were comprised of a total of 33 Suezmax tankers; 27 Aframax tankers; 18 LR2 tankers and 43 MR tanker vessels, respectively, including vessels owned by other pool members.
8.	Subsequent to March 31, 2014, the Company entered in time-charter in agreements for three Aframax tankers and one LR2 tanker that are expected to deliver at various times during the second half of 2014.

Significant Developments in 2014

Divestment of VLCC Mortgage Loan Exposure

In late-March 2014, we exercised our rights under the security documentation to realize the amounts owed under our investment in term loans and assumed full ownership of two 2010-built Very Large Crude Carrier (or VLCC) vessels, which previously secured the investment in term loans. At the time of our assumption of ownership, these vessels had a fair value of approximately $144 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014 we recognized $9.1 million of interest income owing under the loans.

As of March 31, 2014, the two VLCC vessels were classified as held for sale, and in early May 2014, we sold the two single-ship wholly-owned subsidiaries, each of which owns one of the VLCCs to Tanker Investments Ltd. (or TIL) for proceeds $154 million, plus related working capital on closing.

Investment in Tanker Investments Ltd.

In January 2014, we and Teekay jointly created TIL, which will seek to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery in the currently cyclical low of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange, which reduced our ownership interest in TIL to 6.5%.

As of May 9, 2014, TIL had completed the acquisition of two 2010-built VLCC vessels from us, four 2009-built Suezmax tankers from Teekay and three 2009 and 2010-built Aframax tankers from third parties and entered into agreements to acquire two additional 2009-2010 built Aframax tankers and two 2012-built coated Aframax vessels from third parties. The remaining proceeds from the equity private placement and the initial public offering are expected to be used for general corporate purposes and future vessel acquisitions.

Acquisition of Teekay’s Commercial and Technical Operations

In April 2014, we and Teekay entered into an agreement for us to acquire a 50% interest in Teekay’s commercial management and technical management operations (together, Teekay Operations) for approximately $15.6 million. Consideration for the transaction will be in the form of Teekay Tankers Class B common stock at a price of $3.70 per share. Teekay Operations includes direct ownership in three commercially managed tanker pools, which generate income from commercially managing a fleet of approximately 82 vessels, and direct ownership in Teekay Marine Limited, which generates income from technically managing a fleet of approximately 49 vessels, including vessels owned by us. The transaction is expected to be completed early in the third quarter of 2014.

Commencement of Legal Action for Damages

On April 8, 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreements. In February 2014, we commenced a legal action against STX for damages.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three Months Ended March 31, 2014 versus Three Months Ended March 31, 2013

The following table presents our operating results for the three months ended March 31, 2014 and 2013, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended
(in thousands of U.S. dollars)	March 31, 2014	March 31, 2013
Revenues	52,641	42,126
Interest income from investment in term loans	9,118	2,827
Less: Voyage expenses	(1,439)	(2,913)
Net revenues	60,320	42,040
Vessel operating expenses	22,794	23,054
Time-charter hire expenses	1,052	1,986
Depreciation and amortization	12,502	11,864
General and administrative	3,192	3,561
Net loss on sale of vessel	–	71
Income from operations	20,780	1,504
Interest expense	(2,347)	(2,511)
Interest income	138	4
Realized and unrealized gain (loss) on derivative instruments	1,644	(766)
Equity income (loss)	2,594	(1)
Other income (expenses)	3,623	(183)
Net income (loss)	26,432	(1,953)

Tanker Market

Crude tanker spot rates strengthened significantly during the first quarter of 2014, with Aframax and Suezmax rates achieving their highest quarterly averages since the fourth quarter of 2008 and the second quarter of 2010, respectively. The increase in tanker rates was primarily due to a combination of stronger fundamentals and seasonal factors, particularly during January and February of 2014. Record high crude oil imports by China of 6.6 million barrels per day (or mb/d) during January 2014, and a greater volume of long-haul Asian crude imports from West Africa, led to an increase in crude tanker tonne-mile demand during the early part of the first quarter. Seasonal weather delays, particularly in the Atlantic basin, further tightened the freight market and led to a significant spike in crude tanker rates. These strong rates dissipated during March 2014 as seasonal factors abated and Chinese crude imports slowed. This weakness has extended into the early part of the second quarter of 2014.

Product tanker rates remained relatively flat during the first quarter of 2014, failing to benefit from the seasonal factors which drove up crude tanker rates. MR tanker rates declined during the quarter as the onset of seasonal refinery maintenance from March 2014 onwards led to a reduction in product exports from the United States. Conversely, LR2 tanker rates gradually improved during the quarter due to an increase in naphtha volumes from the Middle East and the Atlantic Basin to Asia; however, rates remain below the long-term average.

The world tanker fleet grew by 1.6 million deadweight tonnes (or mdwt), or 0.3%, in the first quarter of 2014. A total of 3.7 mdwt of new tankers were delivered into the fleet, the lowest first quarter delivery total since 1998, while 2.1 mdwt of tankers were scrapped. The tanker orderbook currently stands at 67 mdwt, or approximately 13% of the existing world tanker fleet. Taking into account expected slippage and scrapping, we estimate the tanker fleet to grow by approximately 1.2% in 2014, the lowest level of tanker fleet growth since 2001, and by approximately 1.8% in 2015.

In its April 2014 World Economic Outlook, the International Monetary Fund (or IMF) left its outlook for global GDP growth broadly unchanged at 3.6% and 3.9% for 2014 and 2015, respectively. This is an improvement on global GDP growth of 3.0% in 2013 and signals an expected continuing recovery of the global economy. Global oil demand is projected to grow by 1.2 mb/d in 2014 based on the average of the forecasts of the International Energy Agency, the Energy Information Administration, and OPEC, a slight increase from oil demand growth of the 1.1 mb/d in 2013. The forecasted increase in global oil demand is expected to translate into increased demand for crude oil tankers in 2014 compared to 2013.

Stronger global oil demand growth coupled with low tanker fleet growth, particularly in the crude segments, is expected to lead to an increase in tanker fleet utilization and therefore, a corresponding increase in freight rates during 2014 and 2015.

Fleet and TCE Rates

As at March 31, 2014, we owned 29 double-hulled conventional oil tankers, time-chartered in one Aframax vessel from a third party, and owned a 50% interest in one VLCC which delivered in June 2013.

	Three Months Ended March 31, 2014			Three Months Ended March 31, 2013
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts – Suezmax	$19,227	685	$28,079	$9,531	690	$13,821
Voyage-charter contracts – Aframax	$6,015	266	$22,591	$3,544	356	$9,956
Voyage-charter contracts – LR2	$3,754	270	$13,905	$4,145	270	$15,350
Voyage-charter contracts – MR	$2,413	180	$13,403	$271	32	$8,405
Voyage-charter contracts – VLCC	$468	20	$23,378	–	–	–
Time-charter out contracts – Suezmax	$3,656	180	$20,308	$3,711	188	$19,718
Time-charter out contracts – Aframax	$14,287	812	$17,586	$13,954	809	$17,259
Time-charter out contracts – MR	$3,066	90	$34,069	$6,269	218	$28,734
Total	$52,886	2,503	$21,125	$41,425	2,563	$16,164

(1)	Excludes a total of $1.5 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loans of $9.1 million and $2.8 million for each of the three-month periods ended March 31, 2014 and 2013, respectively.
(3)	Excludes a total of $1.3 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.9 million in off-hire bunker and other expenses.

Net Revenues. Net revenues were $60.3 million for the three months ended March 31, 2014 compared to $42.0 million for the same period last year. The increase was primarily due to:

•	an increase of $10.3 million for the three months ended March 31, 2014 resulting from higher average realized rates earned by our Suezmax tankers;

•	an increase of $6.3 million for the three months ended March 31, 2014 due to an increase in interest income earned on our investments in term loans;

•	an increase of $2.0 million for the three months ended March 31, 2014 resulting from higher average realized rates earned by our Aframax tankers;

•	a net increase of $0.3 million for the three months ended March 31, 2014 due to various vessels changing employment between fixed-rate charters and voyage charters;

•	an increase of $0.3 million for the three months ended March 31, 2014 due to fewer off-hire days in the first quarter of 2014; and

•	an increase of $0.2 million for the three months ended March 31, 2014 resulting from higher average realized rates earned by our MR product tankers;

partially offset by

•	a net decrease of $0.6 million for the three months ended March 31, 2014 due the redelivery of one in-chartered Aframax tanker to its owner, partially offset by the addition of two VLCCs and one in-chartered Aframax tanker; and

•	a decrease of $0.4 million for the three months ended March 31, 2014 resulting from lower average realized rates earned by our LR2 product tankers.

Vessel Operating Expenses. Vessel operating expenses were $22.8 million for the three months ended March 31, 2014 compared to $23.1 million for the same period last year. The changes in operating expenses primarily are the result of:

•	a net decrease of $1.4 million for the three months ended March 31, 2014 relating to the timing and extent of planned vessel maintenance; and

•	a decrease of $0.2 million for the three months ended March 31, 2014 relating to the timing of crew costs;

partially offset by

•	an increase of $1.1 million for the three months ended March 31, 2014 primarily relating to a heating coil repair for a Suezmax tanker in the first quarter of 2014; and

•	an increase of $0.3 million for the three months ended March 31, 2014 relating to the addition of the two VLCCs of which we assumed ownership upon exercise of our rights under related loan collateral documentation.

Time-charter Hire Expenses. Time-charter hire expenses were $1.1 million for the three months ended March 31, 2014 compared to $2.0 million for the same period last year, primarily due to the redelivery of an in-chartered Aframax tanker to its owner in late 2013.

Depreciation and Amortization. Depreciation and amortization was $12.5 million for the three months ended March 31, 2014, compared to $11.9 million for the same period last year. The increase primarily relates to higher amortization of drydocking expenditures in the first quarter of 2014.

General and Administrative Expenses. General and administrative expenses were $3.2 million for the three months ended March 31, 2014 compared to $3.6 million for the same periods last year. The changes primarily are the result of:

•	a decrease of $0.5 million for the three months ended March 31, 2014 due to lower administrative and strategic expenses incurred; and

•	a net decrease of $0.1 million for the three months ended March 31, 2014 as a result of lower corporate expenses incurred;

partially offset by

•	an increase of $0.3 million for the three months ended March 31, 2014 due to stock-based compensation granted to our board of directors in the first quarter of 2014.

Realized and unrealized gains and losses on derivative instruments. Realized and unrealized losses on interest rate swaps were $0.8 million for the three months ended March 31, 2014 compared to realized and unrealized losses of $0.8 million for the same period last year. As at March 31, 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of $300.0 million and with weighted-average fixed rates of 3.59%, compared to $345.0 million and with weighted-average fixed rates of 3.3% at March 31, 2013.

The changes in the fair value of the interest rate swaps resulted in an unrealized gain of $1.7 million for the three months ended March 31, 2014 compared to an unrealized gain of $1.6 million for the same period last year, and were primarily due to changes in forward interest rates.

In addition to interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price. The stock purchase warrant had a fair value of $5.9 million as of March 31, 2014 and we recognized an unrealized gain of $2.4 million in the three months ended March 31, 2014. Please refer to Item 1 – Financial Statements: Note 6 – Derivative Instruments.

Equity income (loss). Equity income (loss) was $2.6 million for the three months ended March 31, 2014 compared to a loss of $0.1 million for the same period last year. The increase primarily relates to a $2.1 million dilution gain as a result of our reduced ownership interest in TIL from the share issuance completed as part of TIL’s initial public offering in March 2014 Please refer to Item 1 – Financial Statements: Note 4 – Equity Accounted Investments.

Other income (expenses). Other income was $3.6 million for the three months ended March 31, 2014 compared to other expenses of $0.2 million for the same period last year. The increase primarily relates to income of $3.4 million recognized upon receipt of the stock purchase warrant in the three months ended March 31, 2014, which we received in exchange for our involvement in the formation of TIL.

Net income (loss). As a result of the foregoing factors, we incurred net income of $26.4 million for the three months ended March 31, 2014 compared to a net loss of $2.0 million for the same period last year.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at March 31, 2014, our total cash and cash equivalents were $27.1 million. Our total liquidity, including cash and undrawn credit facilities, was $149.4 million as at March 31, 2014, compared to $173.9 million as at December 31, 2013. Giving pro forma effect to the approximately $154 million in proceeds from the sale of two VLCC tankers to TIL in early May 2014, which we used to pay down one of our revolving credit facilities, our pro forma liquidity was approximately $303 million. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Our long-term capital needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the acquisition or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of expenditures to sustain our operating capacity or revenue generated by our existing fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.

Our primary revolving credit facility is repayable in full November 2017. As of March 31, 2014, the facility had an outstanding balance of $539.0 million. Giving pro forma effect to the approximately $154 million in proceeds from the sale of two VLCC tankers to TIL in early May 2014, the pro-forma balance of this revolving credit facility was approximately $385 million at that time. Immediately preceding its maturity in November 2017, the maximum amount available under the facility is $349.4 million. Our ability to refinance any amounts outstanding under this facility on maturity in November 2017 will likely depend on the recovery of the tanker market. If the tanker market does not recover as expected, we may need to raise additional liquidity through issuance of common shares, preferred shares or bonds, or a combination thereof. Alternatively, we may renegotiate our primary revolving credit facility to extend repayment of the facility. This may result in an increase in the rate of interest we pay on amounts borrowed under the facility. In addition, our liquidity requirements in 2017 may impact the types of investments we make prior to this date.

Our revolving credit facilities and term loans are described in Note 5 to our consolidated financial statements included in “Item 1 – Financial Statements” of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2014, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
	March 31, 2014	March 31, 2013
	(in thousands)	(in thousands)
Net cash flow provided by operating activities	4,862	(986)
Net cash flow provided by financing activities	19,666	(6,508)
Net cash flow used for investing activities	(23,036)	8,199

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities increased by $5.8 million for the three months ended March 31, 2014 compared to the same period in 2013. This increase was primarily due to the following:

•	a net increase of $21.1 million in operating earnings before depreciation, amortization, unrealized gains/loss on derivative instruments and changes in other non-cash items related to operating activities primarily as a result of an increase in average TCE rates earned by our spot-traded vessels and from an increase in interest income recognized from our investment in the term loans; and

•	a $0.2 million increase relating to less dry-docking costs incurred in the three months ended March 31, 2014 compared to the same period in 2013;

partially offset by a net decrease of $15.5 million in net working capital items due to the timing of the settlement of operating assets and liabilities.

Financing Cash Flows

Net cash flow provided by financing activities in the three months ended March 31, 2014 increased by $26.2 million compared to the same period in 2013 primarily as a result of a net increase of $24.9 million in cash inflows as a result of increased borrowing, partially offset by a net increase in prepayments on our revolving credit facilities. For the three months ended March 31, 2014 compared to the same period in 2013, we borrowed $29.9 million more under our revolving credit facilities and prepaid $5.0 million more of our long-term debt.

Investing Cash Flows

Net cash flow from investing activities in the three months ended March 31, 2014 decreased by $31.2 million compared to the same period in 2013 primarily due to the following:

•	an increase of $24.8 million in cash outflows from making investments in equity accounted investments. We invested $25.0 million in shares of common stock of TIL in the three months ended March 31, 2014, as compared to $0.2 million invested in High-Q joint venture in the same period in 2013; and

•	a decrease in cash inflows of $9.1 million due to the sale of the Nassau Spirit in January 2013;

partially offset by:

•	$1.2 million in cash inflows related to the term loan advance recoveries made as a result of us taking ownership of the two 2010-built VLCC tankers, which were collateral for all amounts owing under the term loans, including net earnings of the vessels under our commercial and technical management. We took over the management of the vessel in May 2013 as a result of the default of the borrowers under the two term loans. Please refer to Item 1 – Financial Statements: Note 3 and Significant Developments in 2014 above;

•	$1.2 million cash inflow as a result of net repayments made by the High-Q joint venture in the three months March 31, 2014; and

•	A decrease of $0.3 million in cash outflows due to fewer capital upgrade expenditures for the fleet during the three months ended March 31, 2014, compared to the same period in 2013.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2014:

(in millions of U.S. dollars)	Total	Remainder of 2014	2015 and 2016	2017 and 2018	Beyond 2018
U.S. Dollar-Denominated Obligations
Long-term debt (1)	765.5	15.3	221.5	468.4	60.3
Chartered-in vessels (operating leases) (2)	4.2	4.0	0.2	–	–
Total	769.7	19.3	221.7	468.4	60.3

(1)	Excludes expected interest payments of $6.1 million (remaining in 2014), $13.4 million (2015 and 2016), $4.4 million (2017 and 2018) and $1.2 million (beyond 2018). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at March 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $4.0 million (2014), $4.4 million (2015), $4.7 million (2016) and $0.2 million (2017). The above figures exclude any commitments related to four in-chartered vessels which were contracted for after March 31, 2014 and that are expected to deliver in the second half of 2014.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2014, except with regards to the valuation of derivative asset recognized in the three months ended March 31, 2014, discussed below.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. In addition, we have a stock purchase warrant, a type of option agreement, to acquire up to an additional 750,000 shares of TIL’s common stock at a fixed price. See Item 1 – Financial Statements: Note 6 – Derivative Instruments. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss).

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of a stock purchase warrant. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm‘s length transaction under normal business conditions at the reporting date. For interest rate swap agreements, we take into account current interest rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrant, we take into account the stock price of TIL, and expected volatility of the TIL stock price and an estimate of the risk-free rate.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of global industrial companies with a similar credit rating and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our stock purchase warrant at the end of each period is most significantly impacted by the stock price of TIL and the expected volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrant we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements or sell the stock purchase warrant at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements and the amount we would receive upon sale of the stock purchase warrant may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 1 – Financial Statements: Note 6 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2014 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	The timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to acquire additional assets;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets, the expected recovery in the current cyclically-low tanker market, and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the timing and terms of our acquisition of an ownership interest in Teekay Operations, future growth in the number of vessels under management, and the expected future effect on our financial results;

•	TIL’s intent to opportunistically acquire, operate and sell modern second hand tankers and to benefit from the expected recovery in the tanker market;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which a certain other subsidiaries of Teekay Corporation are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; delays in the completion, if at all, of our acquisition of an ownership interest in Teekay Operations; failure of TIL to acquire additional growth vessels or acquire vessels at prices below long-term average vessel values; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the ability of our Board of Directors to establish cash reserves for the prudent conduct of our business or otherwise; failure of our Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay or third parties; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2013. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

MARCH 31, 2014

PART I – FINANCIAL INFORMATION

ITEM 3 –	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro and British Pound. As at March 31, 2014, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2014, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2014	2015	2016	2017	2018	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	7.9	103.6	98.3	406.4	45.1	59.0	720.3	663.7	0.86%
Fixed rate	7.4	9.8	9.8	8.9	8.0	1.3	45.2	45.5	4.79%

	15.3	113.4	108.1	415.3	53.1	60.3	765.5	709.2

Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	–	–	–	200.0	–	–	200.0	(8.7)	2.61%
U.S. Dollar-denominated interest rate swap (2)	–	–	–	–	100.0	–	100.0	(14.9)	5.55%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the three-month LIBOR.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.

MARCH 31, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor below and the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: June 2, 2014	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)